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                             August 1, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 19, 2023
                                                            File No. 333-272110

       Dear Hung To Pau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

       Form S-1/A Filed July 19, 2023

       Cover Page

   1. We note your revised statements that the Chinese government may intervene or influence the operation of your
Shanghai subsidiary and exercise significant oversight and discretion over the conduct of
their business and may intervene in or influence their operations at any time, or may exert
more control over securities offerings conducted overseas and/or foreign investment in
your Shanghai subsidiary, which could result in a material change in operations of your
Shanghai subsidiary and/or the value of your common stock, and that any actions by the
Chinese government to exert more oversight and control over offerings that are conducted
overseas and/or foreign investment in your Shanghai subsidiary could
 Hung To Pau, Ph.D.
FirstName  LastNameHung To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany
August     NameAdvanced Biomed Inc.
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
         significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Please revise to clarify that these risks apply to your Shanghai subsidiary and Advanced
         Biomed HK as both operate in the PRC and revise the latter statements about investment in your Shanghai subsidiary to instead refer to you in order to remove any implication that this offering involves a direct investment in your Shanghai subsidiary.
Corporate History and Structure, page 14

2.       We note that in June 2023, you transferred 100% equity interest of
Shanghai Sglcell   s
         subsidiaries and Sglcell (Huangshan) Biotech Co., Ltd. to independent third parties.
         Please revise to provide more detail regarding these transfers. This should include, but is not limited to, identifying the acquiring third parties, any agreements associated with the transfer, and any obligations arising from the transfers. Please also explain here the basis for transferring some of these entities for no consideration.
3. Please revise to clarify your current operations in the PRC given the disposition of four subsidiaries that operated in the PRC.
Risk Factors, page 23

4. We note that you have removed many risk factors relating to the regulatory, governmental, and economic uncertainties and risks related to China-based issuers, generally. We further note that your Shanghai subsidiary is located in the PRC. Please revise to include the removed risk factors or advise.
Our Industry, page 68

5. We refer to your prefacing statement on page 68 that neither you nor any other party involved in this offering has independently verified such information, and neither you nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement.
         Accordingly, please delete these statements or revise to specifically state that you take liability for these statements.
Note 1. Organization and Principal Activities, page F-22

6. We note your response to comment 4. In a similar manner to your response, please disclose that you determined that Advanced Biomed Inc. (Taiwan) is the predecessor entity and your basis for this under Rule 405 of Regulation C. Please also clearly disclose that the historical financial information prior to the date of the recapitalization transaction is that of Advanced Biomed Inc. (Taiwan).
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
August 1, 2023
Page 3
Note 12. Subsequent Events, page F-32

7. We note that you transferred multiple subsidiaries to independent third-party individuals.
      In some cases the transfers were made for zero consideration. Please disclose the business purpose of transferring these subsidiaries especially given there was zero consideration with some transfers. Please also address what consideration was given to providing pro forma financial information to reflect these transfers pursuant to Rule 8-05 of Regulation
      S-X. Please also refer to Rule 11-01(a)(4) of Regulation S-X.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

FirstName LastNameHung To Pau, Ph.D.                      Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameAdvanced Biomed Inc.
                                                          Services
August 1, 2023 Page 3
cc:       Fang Liu, Esq.
FirstName LastName